SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                            -------------------------

                      MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                                (Name of Issuer)

                      MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                      (Name of Person(s) Filing Statement)

                            Series I Preferred Shares
                           Series II Preferred Shares
                 Series I Preferred Capital Distribution Shares
                 Series II Preferred Capital Distribution Shares
                         (Title of Class of Securities)

                      Series I Preferred  Shares - 62624B200
                     Series II Preferred  Shares - 62624B408
           Series I Preferred Capital Distribution Shares - 62624B309
           Series II Preferred Capital Distribution Shares - 62624B507
                      (CUSIP Number of Class of Securities)
                            -------------------------

                                 Mark K. Joseph
                Chairman of the Board and Chief Executive Officer
                      Municipal Mortgage and Equity, L.L.C.
                       218 North Charles Street, Suite 500
                            Baltimore, Maryland 21201
                                 (410) 962-8044
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:

                               Robert E. King, Jr.
                               Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000

                                November 19, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                            -------------------------


                            CALCULATION OF FILING FEE



Transaction Valuation*:  $4,102,956.74        Amount of Filing Fee*:  $820.59
================================================================================

* For purposes of calculating the filing fee only. The amount assumes the purchase of the maximum number of shares of all classes for a total cost of $4,102,956.74. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of securities offered to be purchased.

* Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
                      -------------------------------------------------

                                Introductory Statement

         This Schedule 13E-4 relates to an offer by Municipal Mortgage and Equity, L.L.C., a Delaware limited liability company ("MuniMae"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated November 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with any supplements or amendments collectively constitute the "Offer"), up to 20% of the issued and outstanding shares of the following classes of limited liability interest of MuniMae: Series I Preferred Shares, Series II Preferred Shares, Series I Preferred Capital Distribution ("CD") Shares and Series II Preferred CD Shares (collectively, the "Preferred Shares"). MuniMae is offering to purchase up to 3,118 Series I Preferred Shares, 1,470 Series II Preferred Shares, 1,665 Series I Preferred CD Shares and 707 Series II Preferred CD Shares. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

Item 1.      Security and Issuer.

             (a) The information set forth in the section of the Offer to Purchase entitled "MuniMae" is incorporated herein by reference.

             (b) The information set forth in Section 1 ("Price; Number of Preferred Shares; Acceptance for Payment and Payment for Preferred Shares") and
Section 5 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

             (c) The information set forth in Section 1 ("Price; Number of Preferred Shares; Acceptance for Payment and Payment for Preferred Shares") of the Offer to Purchase is incorporated herein by reference.

             (d) Not applicable.

Item 2.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth in Section 5 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

             (b)  None.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

             (a)-(f) The information set forth in Section 3 ("Purpose of the Offer") and Section 6 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

             (g)-(j) Not applicable.

Item 4.      Interest in Securities of the Issuer.

             The information set forth in Section 4 ("Certain Important Considerations") of the Offer to Purchase is incorporated herein by reference. Except as described therein, no transactions in the Preferred Shares have been effected by MuniMae or its executive officers or directors in the past 40 days.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

             None.

Item 6.      Persons Retained, Employed or to be Compensated.

             The information set forth in the section of the Offer to Purchase entitled "The Transfer Agent" is incorporated herein by reference.

Item 7.      Financial Information.

             (a) The information set forth in the sections of the Offer to Purchase entitled "Available Information; Incorporation by Reference" and "Selected Financial Information" is incorporated herein by reference.

             (b) Not applicable.

Item 8.      Additional Information.

             (a)  None.

             (b) The information set forth in the section entitled "Available Information; Incorporation by Reference" and in Section 11 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

             (c) Not applicable.

             (d)  None.

             (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and
(a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

Item 9.      Material to be Filed as Exhibits.

             (a)(1)        Offer to Purchase, dated November 19, 1998.
             (a)(2)        Letter of Transmittal and Related Instructions.
             (a)(3)        Special Notices Regarding Offers to Purchase
                           Series  I  Preferred  Shares,   Series  II  Preferred
                           Shares, Series I Preferred CD Shares and Series II Preferred Shares, each dated November 19, 1998.
             (a)(4)        Text of Press Release, dated November 19, 1998.
             (b)           Not applicable.
             (c)           Not applicable.
             (d)           Not applicable.
             (e)           Not applicable.
             (f)           Not applicable.

                                 SIGNATURE


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Municipal Mortgage and Equity, L.L.C.

                             By:   /s/  Mark K. Joseph
                                    Mark K. Joseph
                                    Chairman of the Board and
                                    Chief Executive Officer



Dated:  November 19, 1998

                                    EXHIBIT INDEX
                                    -------------





Exhibit No.                  Description
-----------                  -----------
(a)(1)                       Offer to Purchase, dated November 19, 1998
                             (including Selected Financial Information).
(a)(2)                       Letter of Transmittal and Related Instructions.
(a)(3)                       Special Notices Regarding Offers to Purchase
                             Series I  Preferred  Shares,  Series  II  Preferred
                             Shares,  Series I Preferred CD Shares and Series II
                             Preferred Shares, each dated November 19, 1998.
(a)(4)                       Text of Press Release, dated November 19, 1998.

          ----------------------------------------------------------------------


                            OFFER TO PURCHASE FOR CASH

                                    UP TO 20%
                                    OF THE
                          ISSUED AND OUTSTANDING SHARES OF

  each of the following classes of limited liability interest of Municipal Mortgage and Equity, L.L.C.

                          Series I Preferred Shares

                         Series II Preferred Shares

               Series I Preferred Capital Distribution Shares

               Series II Preferred Capital Distribution Shares

                   (collectively, the "Preferred Shares")

        THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE
     AT 12:00 NOON, EASTERN STANDARD TIME, ON FRIDAY, DECEMBER 18, 1998,
                        UNLESS THE OFFER IS EXTENDED.

     -----------------------------------------------------------------------


To the Holders of
MuniMae's Preferred Shares:

                                 INTRODUCTION

         As of November 19, 1998, (the "Commencement Date") Municipal Mortgage and Equity, L.L.C., a Delaware limited liability company ("MuniMae"), is offering to purchase, upon the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer") up to 3,118 Series I Preferred Shares, 1,470 Series II Preferred Shares, 1,665 Series I Preferred Capital Distribution ("CD") Shares and 707 Series II Preferred CD Shares (each such number of shares, the "Designated Number") for cash at the following prices per share (each, the"Purchase Price"):

           MuniMae Offer                                Offer Price
           -------------                                -----------

           Series I Preferred Shares:                     $597.46
           Series II Preferred Shares:                    $746.83
           Series I Preferred CD Shares:                  $455.02
           Series II Preferred CD Shares:                 $544.02


         Upon the terms and subject to the conditions of the Offer, MuniMae will accept for payment (and thereby purchase) up to an aggregate of 6,960 Preferred Shares (based on the maximum number of shares of each class, as described above) that are validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with the procedures set forth in Section 9. For purposes of the Offer, the term "Expiration Date" means 12:00 noon, Eastern Standard time, on December 18, 1998, unless MuniMae, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by MuniMae, shall expire. See Section 10 for a description of MuniMae's right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

         If more than the Designated Number of shares of a class of Preferred Shares are duly tendered prior to the Expiration Date and not properly withdrawn, subject to the condition that there have been no changes in the factors originally considered by MuniMae when it determined to make the Offer, MuniMae will either (1) extend the Offer period, if necessary, and increase the number of Preferred Shares that MuniMae is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Preferred Shares tendered as well as any Preferred Shares tendered during the extended Offer period or (2) purchase the Designated Number (or such larger number of Preferred Shares sought) of the Preferred Shares tendered, pro rata according to the number of Preferred Shares validly tendered and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases of fractional Preferred Shares. In the event the Offer is withdrawn or otherwise not completed, the Purchase Price will not be paid to tendering Preferred Shareholders (as defined herein). MuniMae has been advised that none of its directors, officers or affiliates intends to tender any Preferred Shares pursuant to this Offer.

         Holders of Preferred Shares ("Preferred Shareholders") who tender their Preferred Shares will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 2 of the Letter of Transmittal, transfer taxes with respect to the purchase of Preferred Shares by MuniMae pursuant to the Offer. MuniMae will pay all charges and expenses of Registrar and Transfer Company (the "Transfer Agent") incurred in connection with the Offer.

         MuniMae does not make any recommendation to any Preferred Shareholder as to whether to tender or refrain from tendering such holder's Preferred Shares. Each Preferred Shareholder must make an independent decision whether to tender their Preferred Shares. No person has been authorized to make any recommendation on behalf of MuniMae as to whether Preferred Shareholders should tender Preferred Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by MuniMae. Preferred Shareholders should consult with their advisors regarding the financial, tax, legal and other implications of accepting the Offer. Preferred Shareholders are urged to read this Offer to Purchase and the related materials carefully and in their entirety before deciding whether to tender Preferred Shares.

         Any questions or requests for assistance and/or additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to Municipal Mortgage and Equity, L.L.C., 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, Attention: Derek Cole, (888) 788-3863.

                                 MUNIMAE

         MuniMae is a Delaware limited liability company that originates, invests in and services tax-exempt mortgage revenue bonds issued by state and local government authorities to finance multifamily housing developments secured by nonrecourse first mortgage loans on the underlying properties. MuniMae is the successor to the business of SCA Tax Exempt Fund Limited Partnership, which was merged into MuniMae effective August 1, 1996. At September 30, 1998, MuniMae's bond portfolio was secured by 57 multifamily housing communities located in 29 markets in 16 states and containing 14,838 units with an average occupancy of 95%. Most of MuniMae's assets provide for MuniMae to participate in the appreciation of the underlying apartments on a tax-exempt basis.

         The principal executive offices of MuniMae are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, and its telephone number at that address is (410) 962-8044.

                 AVAILABLE INFORMATION; INCORPORATION BY REFERENCE

         MuniMae is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed with the Commission, can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. MuniMae files its reports, proxy statements, and other information with the Commission electronically. In addition, the Commission maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. MuniMae's growth shares of limited liability company interest ("Growth Shares") are listed on the New York Stock Exchange, and reports, proxy statements and other information concerning MuniMae can be inspected and copied at the offices of the New York Stock Exchange, Inc. at 11 Wall Street, New York, New York 10005.

         The following documents, which have been filed by MuniMae (File No. 1-11981) with the Commission under the Exchange Act, are incorporated herein by reference:

 (1) MuniMae's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;
 (2) MuniMae's Amendment #1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 1997;
 (3) MuniMae's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998;
 (4) MuniMae's Amendment #1 to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998;
 (5) MuniMae's Amendment #2 to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998;
 (6) MuniMae's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998;
 (7) MuniMae's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998;
 (8)  MuniMae's  Current  Report on Form 8-K,  filed on January  23,  1998;
 (9)  MuniMae's  Current  Report on Form 8-K,  filed on January  29,  1998; and
(10)  MuniMae's Current Report on Form 8-K, filed on July 24, 1998.

         MuniMae also has filed an Issuer Tender Offer Statement on Schedule 13E-4, pursuant to Rule 13e-4(c) under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 13E-4 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth above (except that they will not be available at the regional offices of the Commission).

         All documents filed by MuniMae pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer and prior to its termination shall be deemed to be incorporated by reference in this Offer and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Offer to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer.

         MuniMae will furnish without charge to each person, including any beneficial owner, to whom this Offer is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this Offer or into such other documents. Requests for documents should be directed to Municipal Mortgage and Equity, L.L.C., 218 North Charles Street, Suite 500, Baltimore, Maryland 21201,
Attention: Derek Cole, (888) 788-3863.

                                  THE OFFER

         1. Price; Number of Preferred Shares; Acceptance for Payment and Payment for Preferred Shares. MuniMae will, upon the terms and subject to the conditions herein and in the Letter of Transmittal, accept for payment and purchase up to the Designated Number of each of its issued and outstanding classes of Preferred Shares which are validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 9 on or prior to the Expiration Date, unless it determines to accept none of them. The Purchase Price of each class of the Preferred Shares represents 80% of the difference between (a) book value per share calculated as of September 30, 1998 of each class and (b) the aggregate distributions paid to the holders of each of its issued and outstanding classes of Preferred Shares on November 2, 1998 (the "adjusted book value"). The Purchase Price for each of the Series I Preferred Shares, Series II Preferred Shares, Series I Preferred CD Shares and Series II Preferred CD Shares is $597.46, $746.83, $455.02 and $544.02, respectively. MuniMae reserves the right to extend, amend or terminate its Offer. See Section
10. MuniMae makes no representation and expresses no opinion as to the fairness or adequacy of the respective Purchase Prices.

         The book value per share at September 30, 1998 for each class of Preferred Shares was determined by dividing (i) the sum of (x) the total equity allocable to the respective class of Preferred Shares depicted on the September 30, 1998 balance sheet and (y) the net unrealized gains on mortgage revenue bonds and other bond related investments available for sale depicted on the September 30, 1998 balance sheet allocable to that respective class of Preferred Shares by (ii) the number of shares issued and outstanding for that respective class of Preferred Shares. The adjusted book value was determined by subtracting from the book value per share for each of the Series I Preferred Shares, Series II Preferred Shares, Series I Preferred CD Shares and Series II Preferred CD Shares an amount equal to $13.96, $17.13, $11.39 and $13.34, respectively, representing the distributions per share paid to Preferred Shareholders on November 2, 1998.

         As of November 11, 1998, the following number of Preferred Shares were issued and outstanding: 15,590 Series I Preferred Shares; 7,350 Series II Preferred Shares; 8,325 Series I Preferred CD Shares; and 3,535 Series II Preferred CD Shares. As of November 11, 1998, each class of Preferred Shares was held by the following number of Preferred Shareholders: 870 shareholders of Series I Preferred Shares; 363 shareholders of Series II Preferred Shares; 418 shareholders of Series I Preferred CD Shares; and 192 shareholders of Series II Preferred CD Shares. The Preferred Shares are not listed on any securities exchange and there is no established trading market for the Preferred Shares.

         The Offer is being made to all Preferred Shareholders of MuniMae and is not conditioned upon any minimum number of Preferred Shares being tendered. If the number of Preferred Shares validly tendered on or prior to the Expiration Date and not properly withdrawn is less than or equal to the Designated Number (or such greater number of Preferred Shares as MuniMae may elect to purchase pursuant to its Offer), MuniMae will, upon the terms and subject to the conditions of the Offer, purchase all Preferred Shares so tendered at the respective Purchase Prices. If more than the Designated Number are validly tendered on or prior to the Expiration Date and not properly withdrawn, subject to the condition that there have been no changes in the factors originally considered by MuniMae when it determined to make the Offer, MuniMae will either
(1) extend the Offer period, if necessary, and increase the number of Preferred Shares that MuniMae is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Preferred Shares tendered as well as any Preferred Shares tendered during the extended Offer period or (2) purchase the Designated Number (or such greater number of Preferred Shares sought) of the Preferred Shares tendered, on a pro rata basis. See Section 2.

         If on or prior to the Expiration Date MuniMae increases the consideration offered to Preferred Shareholders pursuant to the Offer, the increased consideration will be paid for all Preferred Shares accepted for payment pursuant to the Offer, regardless of whether the Preferred Shares were tendered on or prior to the date the increase in the consideration was offered.

        MuniMae reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open. There can be no assurance, however, that MuniMae will exercise its right to extend. If MuniMae decides, in its sole discretion, to increase or decrease the number of Preferred Shares being sought and, at the time that notice of such increase or decrease is first published, sent or given to Preferred Shareholders in the manner specified below, its Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Offer will be extended at least until the end of such 10 business day period. In the event the Offer is withdrawn or otherwise not completed, the Purchase Price will not be paid to tendering Preferred Shareholders.

         Upon the terms and subject to the conditions of the Offer, MuniMae will accept for payment (and thereby purchase) and will pay for all Preferred Shares validly tendered and not properly withdrawn in accordance with the procedures specified in Section 9, as promptly as practicable following the Expiration Date. In all cases, payment for Preferred Shares purchased pursuant to the Offer will be made only after timely receipt by MuniMae of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the Purchase Price by reason of any delay in making such payment.

         For purposes of the Offer, MuniMae will be deemed to have accepted for payment pursuant to the Offer and thereby purchased validly tendered Preferred Shares if, as and when MuniMae gives verbal or written notice to the Transfer Agent of MuniMae's acceptance of those Preferred Shares for payment. Upon the terms and subject to the conditions of the Offer, payment for Preferred Shares accepted for payment pursuant to the Offer will be made by direct payment to the applicable Preferred Shareholder pursuant to instructions listed in the Letter of Transmittal, as promptly as practicable following the Expiration Date.

         If tendered Preferred Shares are not purchased for any reason (except in connection with proration of Preferred Shares), the certificates with respect to such unpurchased Preferred Shares will be returned, without expense to the tendering Preferred Shareholder, as promptly as practicable following the Expiration Date. If for any reason acceptance for payment of, or payment for, any Preferred Shares tendered pursuant to the Offer is delayed or MuniMae is unable to accept for payment, purchase or pay for Preferred Shares tendered pursuant to the Offer, then MuniMae may retain tendered Preferred Shares, and those Preferred Shares may not be withdrawn except to the extent that the tendering Preferred Shareholders are entitled to withdrawal rights as described in Section 9.

         This Offer to Purchase and the related Letter of Transmittal are being mailed by MuniMae to the persons shown by MuniMae's records to have been holders of Preferred Shares as of November 11, 1998. If the Preferred Shares to be tendered are registered in the Preferred Shareholder's name and the necessary documents will be completed and transmitted to the Transfer Agent by the Preferred Shareholder, such Preferred Shareholder should follow the procedure for tendering Preferred Shares for purchase pursuant to the Offer set forth in the Letter of Transmittal, the provisions of which are incorporated herein by reference.

         The address and telephone number of the Transfer Agent are:

                                Registrar and Transfer Company
                                       10 Commerce Drive
                                  Cranford, New Jersey 07016
                                        (800) 368-5948

         A Preferred Shareholder whose Preferred Shares are held by the Transfer Agent on its behalf should not complete the Letter of Transmittal. Rather, such Preferred Shareholder must contact the Transfer Agent prior to the expiration of the Offer and direct the Transfer Agent to tender its Preferred Shares on its behalf. Similarly, a Letter of Transmittal is not required to be sent if a Preferred Shareholder has its Preferred Shares registered in the name of someone else (for example, with a bank, broker or trustee). Such Preferred Shareholders must direct the entity holding its Preferred Shares to tender such shares on its behalf. That entity must then contact the Transfer Agent prior to the expiration of the Offer to tender the Preferred Shares.

        2. Proration of Tendered Shares. With respect to each class of Preferred Shares, if more than the Designated Number of Preferred Shares are tendered in accordance with the procedures specified in Section 7, MuniMae will, upon the terms and conditions of the Offer, purchase the Designated Number from tendering Preferred Shareholders of each class of Preferred Shares (with adjustments to avoid purchases of fractional shares), pro rata in proportion to the number of shares of such class validly tendered and not properly withdrawn by each Preferred Shareholder as compared to the total number of shares of that class validly tendered in the Offer.

         If proration of tendered Preferred Shares is required, then, subject to MuniMae's obligation of the Rule 14e-1(c) under the Exchange Act to pay Preferred Shareholders the Purchase Price in respect of Preferred Shares tendered or return those Preferred Shares promptly after the termination or withdrawal of the Offer, MuniMae does not intend to pay for any Preferred Shares accepted for payment pursuant to the Offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the Purchase Price.

         3. Purpose of the Offer. MuniMae has learned that an unaffiliated third party, Sierra Fund 3, has made a tender offer to holders of the Series I Preferred Shares (the "Sierra Offer"). The Sierra Offer is for up to 700 Series I Preferred Shares at a purchase price per share of $450, which represents 59% of book value per share of the Series I Preferred Shares calculated as of September 30, 1998.

         Sierra Fund 3 and/or its affiliates have in the past commenced tender offers for some or all of MuniMae's Preferred Shares, and it may do so again during the Offer. Similarly, certain third parties unaffiliated with MuniMae or Sierra Fund 3 have indicated their intent to commence future tender offers for some or all of the outstanding classes of Preferred Shares at prices not disclosed to MuniMae. As of the Commencement Date, however, except for the Sierra Offer, MuniMae is not aware of any other outstanding tender offers for its Preferred Shares.

         MuniMae recognizes that there may be Preferred Shareholders who desire liquidity. Accordingly, MuniMae has determined to offer 80% of adjusted book value of the Preferred Shares, as described in Section 1, so that any Preferred Shareholder who decides to liquidate its Preferred Shares will be able to do so at a higher price.

         MuniMae is offering Preferred Shareholders an opportunity for liquidity that might not otherwise be available to them. MuniMae does not currently believe that there is or is likely to be an active secondary market for the Preferred Shares.

         Following the completion of the Offer, MuniMae may acquire additional Preferred Shares. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means MuniMae deems advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Preferred Shares purchased pursuant to the Offer.

         4. Certain Important Considerations. All Preferred Shareholders who are considering tendering their Preferred Shares in this Offer, or in any third party offer, should carefully consider the information below.

         A. Loss of Current Income. If a Preferred Shareholder accepts any such tender offer, such Preferred Shareholder would forfeit any future tax-exempt distributions from the operations of the properties which underlie the tendered Preferred Shares. These distributions are paid quarterly in February, May, August and November. Based on the most recent distribution on November 2, 1998, the Preferred Shares are paying annualized distributions per share with respect to Series I Preferred Shares, Series II Preferred Shares, Series I Preferred CD Shares and Series II Preferred CD Shares of $55.84, $68.52, $45.56 and $53.36, respectively. Although no assurances can be made, MuniMae expects to continue making distributions in the future with respect to its Preferred Shares.

         On November 2, 1998, MuniMae made quarterly per share distributions with respect to the Series I Preferred Shares, Series II Preferred Shares, Series I Preferred CD Shares, and Series II Preferred CD Shares of $13.96, $17.13, $11.39 and $13.34, respectively.

         B. Relinquishing Right to Convert Preferred Shares. Pursuant to Section 5.2(b) of MuniMae's Amended and Restated Certificate of Formation and Operating Agreement (the "Operating Agreement"), Preferred Shareholders have the option to convert their Preferred Shares to either MuniMae's Growth Shares (traded on the New York Stock Exchange) or cash (as determined by MuniMae's Board of Directors), once every two years beginning in June 2004, based upon the Preferred Shares' book value at the time. There can be no assurance that any such future conversion would be at values higher than those in the Offer. Tendering Preferred Shareholders would forfeit their right to such conversion.

         C. Relinquishing Right to Future Cash Redemptions. Upon the occurrence of a "Redemption Event," MuniMae is obligated to redeem the portion of the class of Preferred Shares related to the asset triggering such Redemption Event. The Operating Agreement defines a Redemption Event as (i) the sale or repayment of a SCATEF asset (as defined in the Operating Agreement) or (ii) MuniMae's receipt of a "par value appraisal"(as defined in the Operating Agreement) for an asset allocated to a class of Preferred Shares. If a Redemption Event occurs, MuniMae must make a cash distribution (unless otherwise agreed) to a Preferred
Shareholder of the class related to the asset involved. There can be no assurance that any Redemption Event will in fact occur or that such distribution would be for an amount greater than the Purchase Prices in the Offer. A Preferred Shareholder would lose eligibility to receive cash distributions from any potential redemptions of one or more classes of Preferred Shares tendered pursuant to the Offer. The redemption of Preferred Shares is fully described in
Section 5.2(a) of the Operating Agreement.

         5. Source and Amount of Funds. MuniMae expects that approximately $4,300,000 will be required to purchase the aggregate number of Preferred Shares being sought in the Offer, if tendered, and to pay related fees and expenses.
MuniMae expects to obtain all of those funds from its cash on hand or working capital.

         6. Certain Effects of the Offer. The acquisition of Preferred Shares will decrease MuniMae's total assets. All Preferred Shares purchased pursuant to the Offer will be retired and cancelled.

         MuniMae has no present plans or proposals which relate to or would result in the following: the acquisition by any person of additional securities of MuniMae, or the disposition of any securities of MuniMae; any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving MuniMae; a sale or transfer of a material amount of assets of MuniMae; any change in the present board of directors or management of MuniMae; any material changes in MuniMae's present capitalization (except as resulting from the Offer (although MuniMae may seek to sell preferred or common equity from time to time)); any material change in MuniMae's present distribution policies; or any other material change in MuniMae's corporate structure or business.

         7. Procedures for Tendering the Preferred Shares. The valid tender of the Preferred Shares pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute a binding agreement between the tendering Preferred Shareholder and MuniMae upon the terms and subject to the conditions of the Offer. The valid tender of the Preferred Shares will constitute an agreement to deliver good and marketable title to all tendered Preferred Shares on or prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

         To validly tender Preferred Shares, each record Preferred Shareholder must properly complete and duly execute the Letter of Transmittal, and mail or deliver such Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Preferred Shares, to the Transfer Agent, at its address set forth in the Letter of Transmittal.

         If the Letter of Transmittal is signed by the registered holder of the Preferred Shares and payment is to be made directly to that holder, then no signature guarantee is required on the Letter of Transmittal.

Similarly, if the Preferred Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Preferred Shares pursuant to the Offer will be determined by MuniMae, in its sole and absolute discretion, which determination shall be final and binding. MuniMae reserves the absolute right to reject any or all tenders of any particular Preferred Shares determined by it not to be in proper form, or if the acceptance of, or payment for would, in the opinion of MuniMae's counsel, be unlawful. MuniMae also reserves the absolute right to waive or amend any of the conditions of the Offer and/or to waive any defect or irregularity in any tender with respect to any particular Preferred Shares of any particular Preferred Shareholder. MuniMae's interpretation of the terms and conditions of the Offer will be final and binding. No tender of Preferred Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. MuniMae will use its best efforts to give notification of any defects or irregularities in the tender of any Preferred Shares, but will not incur any liability for failure to give any such notification.

         No alternative, conditional, irregular or contingent tenders will be accepted (unless waived by MuniMae, in its sole and absolute discretion). By executing a Letter of Transmittal, each tendering Preferred Shareholder waives any right to receive any notice of the acceptance for purchase of its Preferred Shares.

         The method of delivery of the Letter of Transmittal is at the option and risk of the tendering Preferred Shareholder, and delivery will be deemed made only when actually received by the Transfer Agent. In all cases, sufficient time should be allowed to assure timely delivery.

         A. Lost or Missing Certificates. If a record Preferred Shareholder desires to tender Preferred Shares pursuant to the Offer, but the certificates representing such Preferred Shares have been mutilated, lost, stolen or destroyed, such Preferred Shareholder should write to or telephone the Transfer Agent regarding procedures for obtaining replacement certificates representing such Preferred Shares, arranging for indemnification or any other matter relating to such certificates.

         B. Effect of Letter of Transmittal. Subject to and effective upon the acceptance for purchase of and payment for Preferred Shares validly tendered thereby, by executing and delivering a Letter of Transmittal a tendering Preferred Shareholder (i) irrevocably sells, assigns and transfers to MuniMae, all right, title and interest in and to all the Preferred Shares tendered thereby, (ii) waives any and all rights with respect to the Preferred Shares,
(iii) releases and discharges MuniMae and the Transfer Agent from any and all claims such Preferred Shareholder may have now, or may have in the future arising out of, or related to, the Preferred Shares and (iv) irrevocably constitutes and appoints the Transfer Agent the true and lawful agent and attorney- in-fact of such Preferred Shareholder with respect to any such tendered Preferred Shares, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power).

         Preferred Shareholders whose Preferred Shares are registered in the name of someone else (for example, with a bank, broker or trustee) must direct the entity holding their Preferred Shares to tender such shares on their behalf. That entity must then contact the Transfer Agent prior to the expiration of the Offer to tender the Preferred Shares.

         8. Tax Consequences. The following discussion is a general summary of certain of the federal income tax consequences of a tender of Preferred Shares pursuant to the Offer. The summary is based on existing law, which is subject to change or differing interpretation, which change or differing interpretation could apply retroactively. The summary does not discuss state, local, or foreign or other tax considerations, and does not discuss all aspects of federal income tax law that could be relevant to a Preferred Shareholder in view of the Preferred Shareholder's particular status or circumstances. The summary assumes that a Preferred Shareholder holds shares as capital assets. The summary also assumes that Preferred Shareholders only hold Preferred Shares. Preferred Shareholders, including those who also hold Growth Shares, are urged to consult their own tax advisors concerning the tax consequences of a tender of Preferred Shares.

         MuniMae is classified as a partnership for federal income tax purposes in which each Preferred Shareholder is a partner. When MuniMae pays cash to a Preferred Shareholder for the shareholder's Preferred Shares, the payment will be treated as a distribution from a partnership to a partner.

         Generally, a distribution of cash by a partnership to a partner is not taxable, but is applied to reduce the partner's basis in its partner interest. The Preferred Shares held by a Preferred Shareholder are treated as a single partner interest in which the Preferred Shareholder has a single tax basis even if the Preferred Shareholder acquired different Preferred Shares at different times. If the amount of cash paid by MuniMae to a Preferred Shareholder for some or all of its Preferred Shares does not exceed the Preferred Shareholder's basis in all Preferred Shares held immediately before the distribution, the distribution will not result in the shareholder's recognition of gain.

         If the amount of cash paid by MuniMae for the Preferred Shares exceeds the Preferred Shareholder's basis in all of its Preferred Shares immediately before the distribution, the Preferred Shareholder will recognize capital gain in the amount of the excess.

         If a Preferred Shareholder's basis in all of its Preferred Shares exceeds the amount of cash paid by MuniMae for the shareholder's Preferred Shares immediately before the payment, the Preferred Shareholder will recognize a capital loss in the amount of the excess if, and only if, all of the Preferred Shares held by the Preferred Shareholder are acquired by MuniMae as a result of the distribution.

         Notwithstanding the general rules described above, a Preferred Shareholder could recognize some ordinary income upon a payment by MuniMae for the shareholder's Preferred Shares to the extent MuniMae had unrealized receivables (e.g., accrued but unrecognized market discount). MuniMae has only de minimis amounts of unrealized receivables. Thus, the potential for ordinary income recognition should be minimal.

         9. Withdrawal Rights. Tenders made pursuant to the Offer will be irrevocable. However, Preferred Shareholders may withdraw Preferred Shares tendered at any time up to the Expiration Date and, if the Preferred Shares have not yet been accepted for payment by MuniMae, at any time after January 19, 1999 (40 business days after the Commencement Date). Business Day means any day, other than Saturday, Sunday, or a Federal holiday. Preferred Shareholders who wish to withdraw previously tendered Preferred Shares must contact the Transfer Agent on or before the Expiration Date.

         A Preferred Shareholder may withdraw previously tendered Preferred Shares, prior to the Expiration Date, by delivering a notice of withdrawal to the Transfer Agent via mail, hand delivery or facsimile transmission. Any such notice of withdrawal must (i) specify the name of the person who tendered the Preferred Shares to be withdrawn; (ii) contain a description of the Preferred Shares to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Preferred Shares; and (iii) be signed by the Preferred Shareholder of such Preferred Shares in the same manner as the original signature on the Letter of Transmittal by which such Preferred Shares were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer in a form acceptable to MuniMae, in its sole discretion, and (y) a properly completed irrevocable proxy that authorizes such person to effect such revocation on behalf of such Preferred Shareholder.

         Preferred Shareholders whose Preferred Shares are registered in the name of someone else (for example, with the Transfer Agent, a bank, broker or trustee) and who directed that entity to tender their Preferred Shares must contact that entity and instruct it to withdraw the Preferred Shareholder's shares. That entity must deliver to the Transfer Agent a notice of withdrawal via mail, hand delivery or facsimile transmission specifying the name of the person who tendered the Preferred Shares to be withdrawn and a description of the Preferred Shares to be withdrawn including the certificate number or numbers shown on the particular certificates evidencing such Preferred Shares. Such a notice must be received by the Transfer Agent on or before the Expiration Date.

         All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by MuniMae, in its sole discretion, which determination shall be final and binding. MuniMae will use its best efforts to give notification of, any defects or irregularities in any notice of withdrawal, but will not incur any liability for failure to give any such notification.

         10. Extension of Tender Period; Termination; Amendment. MuniMae expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open by making a public announcement thereof. During any such extension, all Preferred Shares previously tendered and not properly withdrawn will remain subject to the Offer. MuniMae also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not purchase or pay for any Preferred Shares, or (b) amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Preferred Shares being sought, or both). Notice of any such extension, termination or amendment will be disseminated promptly to Preferred Shareholders in a manner reasonably designed to inform Preferred Shareholders of such change. If, prior to the Expiration Date, MuniMae increases the consideration offered to any Preferred Shareholder pursuant to the Offer, the increased consideration will be paid for all Preferred Shares of the class accepted for payment pursuant to the Offer, regardless of whether the Preferred Shares of that class were tendered on, prior to, or after the date the increase in the consideration was offered.

         11. Miscellaneous. MuniMae is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If MuniMae becomes aware of any jurisdiction in which the making of the Offer wold not be in compliance with applicable law, MuniMae will make a good faith effort to comply with any such law. If, after such good faith effort, MuniMae cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Preferred Shareholders residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                             SELECTED FINANCIAL INFORMATION

         The following table presents selected historical financial data for MuniMae for the periods indicated. The financial data has been derived from MuniMae's financial statements for such periods. The financial data for the year ended December 31, 1997 was derived from MuniMae's audited financial statements. The financial data for the nine-month periods ended September 30, 1998 and 1997 are unaudited, but in the opinion of MuniMae reflect all adjustments necessary for a fair presentation of such data. The data should be read in conjunction with the financial statements, related notes and other financial information of MuniMae incorporated by reference in this Offer to Purchase. See "Available Information; Incorporation by Reference."



                                                            Year Ended
                                                           December 31,       Nine Months Ended September 30,
(In thousands, except per share data and ratios)               1997                1998             1997
------------------------------------------------               ----                ----             ----


Income Statement:
  Net operating revenues and other revenues..........     $  25,339             $  23,352        $  16,349
  Income before extraordinary items..................        18,797                19,850           13,908
  Net income.........................................        18,797                19,850           13,908

Balance Sheet:
  Working capital....................................     $   7,842             $  44,024        $   8,688
  Total assets.......................................       243,101               358,866          233,532
  Total indebtedness.................................         1,702                 2,628            1,927
  Shareholders' equity...............................       241,399               356,238          231,605

Net Income per Share Subsequent to the Merger on July 31, 1996:
  Series I Preferred Shares..........................     $   43.07             $   42.25        $   41.99
  Series II Preferred Shares.........................         64.84                 50.75            47.96
  Series I Preferred CD Shares.......................         32.59                 34.71            33.99
  Series II Preferred CD Shares......................         49.70                 39.26            36.56

Ratio of Earnings to Fixed Charges...................        375.94                423.34           387.33

Book Value per Share:
  Series I Preferred Shares..........................     $  757.00             $  760.79        $  741.79
  Series II Preferred Shares.........................        928.45                950.67           889.72
  Series I Preferred CD Shares.......................        576.17                580.16           560.97
  Series II Preferred CD Shares......................        671.33                693.36           633.34



                            THE TRANSFER AGENT

         The Transfer Agent for the Offer is Registrar and Transfer Company. All deliveries, correspondence and questions sent or presented to the Transfer Agent relating to the Offer should be directed to the Transfer Agent at the address or telephone number set forth in Section 1. Requests for information or additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Transfer Agent.

         MuniMae  will  pay  the  Transfer   Agent   reasonable   and  customary
compensation for their services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.

         Brokers,  dealers,   commercial  banks  and  trust  companies  will  be
reimbursed by MuniMae for customary mailing and handling expenses incurred by them in forwarding material to their customers.

                                                                Exhibit (a)(2)


                               LETTER OF TRANSMITTAL

                        to be used to Tender Preferred Shares of
                          MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                Pursuant to the Offer to Purchase Dated November 19, 1998

      THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT
     12:00 NOON, EASTERN  STANDARD  TIME, ON DECEMBER 18, 1998, UNLESS EXTENDED.

             Please complete and mail this Letter of  Transmittal  to the transfer  agent (the  "Transfer  Agent") of Municipal
              Mortgage  and  Equity,  L.L.C.   ("MuniMae")  at  the
              following address:

                             Registrar and Transfer Company
                                    10 Commerce Drive
                               Cranford, New Jersey 07016
                                      (800) 368-5948

  Delivery to an address other than that shown above does not constitute valid delivery.




--------------------------------------------------------------------------------
* This Letter of Transmittal is to be used only if the Preferred Shares to be tendered are registered in the Preferred Shareholder's name and the necessary documents will be transmitted to the Transfer Agent at the address listed above. Do not use this form if Registrar and Transfer
   Company holds your Preferred Shares on your behalf. If it does, you should contact Registrar and Transfer Company and direct it to tender your Preferred Shares on your behalf. In addition, do not use this form if a bank, broker, dealer or other selling group member is effecting the transaction for the Preferred Shareholder. If your Preferred Shares are held in the name of a bank, broker, dealer, trustee or other entity, contact that entity and direct it to tender to the Transfer Agent the Preferred Shares on your behalf.

--------------------------------------------------------------------------------
                                -
                                -              PLEASE READ THE
                                -               ACCOMPANYING
                                -          INSTRUCTIONS CAREFULLY.
                                -
                                -
                                -      Questions and requests for further
                                -      assistance may be directed  to:
                                -
                                -      Derek Cole, Investor Relations,
                                -             at 1-888-788-3863
--------------------------------------------------------------------------------

                                    TENDER
The undersigned Preferred Shareholder hereby tenders the Preferred Shares designated below at the prices (respectively, the "Purchase Price") stated in the Offer to Purchase on or prior to the Expiration Date (as defined in the Offer to Purchase) upon the terms and conditions set forth in the Offer to Purchase, dated November 19, 1998, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer").




A.  Description of Preferred Shares      B.  Name(s) of Registered Holder(s)
    Tendered                                 of the Preferred Shares
    (Check each one that is applicable):     (Please fill in exactly as
                                              Preferred Shares are registered)
       o Series I Preferred Shares           ___________________________________

       o Series II Preferred Shares          ___________________________________
                                                         Please print
       o Series I Preferred CD Shares
                                             Account number___________________
       o Series II Preferred CD Shares       Please provide your daytime
                                             telephone number:
                                             Please include area code__________
--------------------------------------------------------------------------------

C.  Preferred Shares Tendered -- Check all that are applicable:

 o   Partial Tender-- only the number       o Complete Tender - all
     of  Preferred Shares entered             Preferred Shares are to
     to be tendered.                          be tendered.

   _______  Series I Preferred Shares      ______  Series I Preferred Shares
   _______  Series II Preferred Shares     ______  Series II Preferred Shares
   _______  Series I Preferred CD Shares   ______  Series I Preferred CD Shares
   _______  Series II Preferred CD Shares  ______  Series II Preferred CD Shares



Note:  (1) Any Preferred Shares represented by certificates which are not delivered to the Transfer Agent will be excluded from the number of Preferred Shares tendered. If not specified above as either a partial or complete tender, only Preferred Shares represented by certificates delivered are deemed to have been tendered.

       (2) If desired, you may tender all Preferred Shares of one or more classes and tender a portion of Preferred Shares for any other classes of Preferred Shares.

Certificates -- The following certificates are enclosed herewith: (If forwarded separately, check here o.)
--------------------------------------------------------------------------------
                                                   Number of Shares  Number of
                             Certificate    Issue        on           Shares
  Class of Preferred Shares      Number      Date    Certificate     Tendered
  -------------------------      ------      ----    -----------     --------

  -------------------------      ------      ----    -----------     --------
  -------------------------      ------      ----    -----------     --------
  -------------------------      ------      ----    -----------     --------
  -------------------------      ------      ----    -----------     --------


Note:       Certificates will be deposited to your account when delivered.
            Any balance of Preferred Shares remaining  after the Expiration
            Date will be held in your account in unissued form unless you specifically request otherwise.
--------------------------------------------------------------------------------


D.  Taxpayer Identification

---------------------------------------------
Taxpayer Identification Number (TIN) Certification

Enter your TIN (Social Security number of individuals or Employer I.D., number of entities, including corporations, partnerships, estates and trusts.)

(1) The number shown on this form or currently shown on my account is my correct taxpayer identification number, and

(2)    I am not subject to backup withholding because
       (a) I am exempt from backup withholding, or
       (b) I have not been notified by the Internal
       Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions -- You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under-reporting interest or dividends on your tax return.

In signing this Letter of Transmittal, I certify under penalties of perjury that the information provided in this section is true, correct and complete.

E.  Special Payment and Delivery Instructions

The check and any certificates requested for remaining Preferred Shares will be issued in the name of the registered Preferred Shareholder and mailed to the address of record unless alternative instructions are authorized below.

--------------------------------------

--------------------------------------

--------------------------------------

o Check this box if Preferred Shares are tendered within one year following the date of death of the Preferred Shareholder in whose name the tendered Preferred Shares are registered. A certified copy of the Preferred Shareholder's death certificate must be enclosed herewith.

F.  Signature(s) and Signature Guarantee

Instructions:
-------------

         If this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares tendered, the signature(s) below must correspond exactly with the name(s) in which the Preferred Shares are registered.

         If the Preferred Shares are held of record by two or more joint holders, all such holders must sign below.

         If Preferred Shares are held of record by an Individual Retirement Account ("IRA"), this Letter of Transmittal must be signed by an authorized official of the Custodian of the IRA.

         If this Letter of Transmittal or any certificates or authorizations are signed by trustees, executors, administrators, guardians, attorneys in fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and must submit proper evidence satisfactory to MuniMae of their authority to so act.

         All  signatures  must  be  guaranteed   unless  all  of  the  following
conditions apply:

         (1) this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares;

         (2) there is no change of registration of any remaining Preferred Shares; and

         (3) the payment of the proceeds from the Offer and certificates for any remaining Preferred Shares are to be sent to the registered owner of the Preferred Shares.

         In all other cases, all signatures on this Letter of Transmittal must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution").

         The IRS does not require your consent to any provision of this document other than the certifications required to avoid back-up withholding.




--------------------------------------  ---------------------------------------
Signature(s) of owner(s) -- EXACTLY as registered on the certificates of Preferred Shares


Date ___________________________ Signature(s) Guaranteed by:___________________

--------------------------------------------------------------------------------


                            GENERAL INSTRUCTIONS

1.  Delivery of Letter of Transmittal and Certificates

A properly completed and duly executed Letter of Transmittal, together with certificates for any tendered Preferred Shares held in certificate form, should be mailed or delivered to the Transfer Agent at the address shown on the front of this Letter of Transmittal. All documents must be received by the Transfer Agent on or prior to the Expiration Date (as defined in the Offer to Purchase). Delivery to an address other than that shown does not constitute valid delivery. The method of delivery of all documents, including certificates for Preferred Shares, is at the election and risk of the tendering Preferred Shareholder. MuniMae, in its sole discretion, may accept facsimiles of the Letter of Transmittal approved orally in advance. By using facsimiles, the tendering Preferred Shareholder consents to their validity under Delaware law.

2.  Brokerage Fees and Transfer Taxes

MuniMae will pay all brokerage fees, if any, associated with its purchase of the Preferred Shares. In addition, MuniMae will pay all taxes, if any, payable on the transfer of Preferred Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to other than the registered holder, the amount of transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

3.  Irregularities

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Preferred Shares pursuant to the Offer will be determined by MuniMae, in its sole and absolute discretion, which determination shall be final and binding. MuniMae reserves the absolute right to reject any or all tenders determined by it not to be in the appropriate form or if acceptance of, or payment for which would, in the opinion of MuniMae's counsel, be unlawful. MuniMae also reserves the absolute right to waive or amend any of the conditions of the Offer and/or waive any defect or irregularity in any tender with respect to any particular Preferred Shares or any particular Preferred Shareholder. MuniMae's interpretations of the terms and conditions of the Offer (including these Instructions) will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as MuniMae shall determine. No tenders of Preferred Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. MuniMae will use its best efforts to give notification of any defects or irregularities in the tender of any Preferred Shares, but will not incur any liability for failure to give any such notification.

4.  Separate Accounts

If the Preferred Shares tendered are registered in more than one account, please complete, sign and submit a separate Letter of Transmittal for each account.

5.  Additional Copies

Additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained by contacting MuniMae at the telephone number shown below.

                     ADDITIONAL TERMS AND CONDITIONS

         The tendering Preferred Shareholder hereby sells to MuniMae all Preferred Shares tendered hereby that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints the Transfer Agent as attorney-in-fact of the tendering Preferred Shareholder, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to present such Preferred Shares and any share certificates for any cancellation of such Preferred Shares on MuniMae's books.

         The tendering Preferred Shareholder hereby warrants that the tendering Preferred Shareholder has full authority to sell the Preferred Shares tendered hereby and that MuniMae will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the tendering Preferred Shareholder will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The tendering Preferred Shareholder recognizes that, under certain circumstances set forth in the Offer to Purchase, MuniMae may not be required to purchase any of the Preferred Shares tendered hereby. In that event, the tendering Preferred Shareholder understands that certificate(s) for any Preferred Shares not purchased will be deposited and held in unissued form in the tendering Preferred Shareholder's account at MuniMae unless specifically requested otherwise. The tendering Preferred Shareholder recognizes that MuniMae does not have an obligation, pursuant to the Special Payment and Delivery Instructions, to transfer any Preferred Shares from the name of the registered holder thereof if MuniMae purchases none of the Preferred Shares originally tendered.

         The check for the Purchase Price of the tendered Preferred Shares purchased will be issued to the order of the tendering Preferred Shareholder and mailed to the address of record, unless otherwise indicated under Special Payment and Delivery Instructions.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the tendering Preferred Shareholder and all obligations of the tendering Preferred Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the tendering Preferred Shareholder.
Except as stated in the Offer, this tender is irrevocable.

        Questions and requests for further assistance may be directed to Derek Cole, Investor Relations, at (888) 788-3863.

                                                               Exhibit (a)(3)
                       Special Notice

              Regarding Offers to Purchase Your
                  Series I Preferred Shares
                                                              November 19, 1998

Dear Series I Preferred Shareholder:

         You may have received a tender offer from Sierra Fund 3 ("Sierra"), which was unsolicited by Municipal Mortgage and Equity, L.L.C. ("MuniMae"), to purchase your Series I Preferred Shares in MuniMae. Sierra is offering to purchase up to 700 Series I Preferred Shares for the purchase price listed in the table below. This table also lists the percentage of Adjusted Book Value. Adjusted Book Value represents the difference between (a) book value per share of the Series I Preferred Shares calculated as of September 30, 1998 and (b) $13.96, representing the distribution paid to the holders of the Series I Preferred Shares on November 2, 1998 that Sierra's offering price represents.

                                Offer Price        % of Adjusted Book Value
          Sierra Offer:            $450                       60%

                       WE RECOMMEND AGAINST ACCEPTING THE
                                  SIERRA OFFER.

         If you would like to liquidate your Series I Preferred Shares at this time, the enclosed Offer to Purchase describes an offer by MuniMae (the "MuniMae Offer") to purchase up to 3,118 (representing 20% of the outstanding) Series I Preferred Shares for the following per share price and percentage of Adjusted Book Value:

                                  Offer Price        % of Adjusted Book Value
          MuniMae Offer:            $597.46                     80%

         Since each investor's situation is unique, we are not making a specific recommendation as to whether you should accept or reject the MuniMae Offer. You should evaluate all offers in light of your particular situation and investment goals. In addition, you should read carefully the information contained in the enclosed Offer to Purchase.

         This offer will expire on December 18, 1998, and MuniMae will accept for purchase the Series I Preferred Shares validly tendered and not properly withdrawn at or prior to 12:00 noon on such date. If you wish to tender your Series I Preferred Shares, please complete, sign and send the enclosed Letter of Transmittal, along with your certificate(s), to MuniMae's transfer agent, Registrar and Transfer Company, at the address indicated below. No transfer or broker fees will be payable in connection with the tender of your Series I Preferred Shares to MuniMae.

                                   Sincerely,



                                 Mark K. Joseph
                                Chairman and CEO

           The date of  MuniMae's  Offer to Purchase is November 19, 1998.

                The MuniMae Offer will expire on December 18, 1998.

                 The address of MuniMae's transfer agent is:

                       Registrar and Transfer Company
                              10 Commerce Drive
                         Cranford, New Jersey 07016
                               (800) 368-5948


         If you have any questions or would like to review your options, please contact MuniMae Investor Relations toll free at 888-788-3863.

                      Municipal Mortgage and Equity, L.L.C.
                              218 N. Charles Street
                                    Suite 500
                               Baltimore, MD 21201

                         Special Notice

                Regarding Offers to Purchase Your
                   Series II Preferred Shares
                                                               November 19, 1998


Dear Series II Preferred Shareholder:

         In response to an unsolicited offer by an unaffiliated third party to purchase Series I Preferred Shares, Municipal Mortgage and Equity, L.L.C. ("MuniMae"), as a means of providing liquidity to interested shareholders, is providing you with the attached Offer to Purchase. The Offer to Purchase describes our offer (the "MuniMae Offer") to purchase up to 1,470 (representing 20% of the outstanding) Series II Preferred Shares for 80% of Adjusted Book Value. Adjusted Book Value represents the difference between (a) book value per share of the Series II Preferred Shares calculated as of September 30, 1998 and
(b) $17.13, representing the distribution paid to the holders of the Series II Preferred Shares on November 2, 1998.

                                  Offer Price        % of Adjusted Book Value
          MuniMae Offer:            $746.83                     80%

         Since each investor's situation is unique, we are not making a specific recommendation as to whether you should accept or reject MuniMae's offer. You should evaluate this offer in light of your particular situation and investment goals. In addition, you should read carefully the information contained in the attached Offer to Purchase.

         This offer will expire on December 18, 1998, and MuniMae will accept for purchase the Series II Preferred Shares validly tendered and not properly withdrawn at or prior to 12:00 noon on such date. If you wish to tender your Series II Preferred Shares, please complete, sign and send the enclosed Letter of Transmittal, along with your certificate(s), to MuniMae's transfer agent, Registrar and Transfer Company, at the address indicated below. No transfer or broker fees will be payable in connection with the tender of your Series II Preferred Shares to MuniMae.

                                                       Sincerely,



                                                       Mark K. Joseph
                                                       Chairman and CEO

                The date of MuniMae's Offer is November 19, 1998.

               The MuniMae Offer will expire on December 18, 1998.

                   The address of MuniMae's transfer agent is:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (800) 368-5948

     If you have any questions or would like to review your options, please contact MuniMae Investor Relations toll free at 888-788-3863.

                      Municipal Mortgage and Equity, L.L.C.
                              218 N. Charles Street
                                    Suite 500
                               Baltimore, MD 21201

                       Special Notice

              Regarding Offers to Purchase Your
                Series I Preferred CD Shares

                                                             November 19, 1998


Dear Series I Preferred CD Shareholder:

         In response to an unsolicited offer by an unaffiliated third party to purchase Series I Preferred Shares, Municipal Mortgage and Equity, L.L.C. ("MuniMae"), as a means of providing liquidity to interested shareholders, is providing you with the attached Offer to Purchase. The Offer to Purchase describes our offer (the "MuniMae Offer") to purchase up to 1,665 (representing 20% of the outstanding) Series I Preferred CD Shares for 80% of Adjusted Book Value. Adjusted Book Value represents the difference between (a) book value per share of the Series I Preferred CD Shares calculated as of September 30, 1998 and (b) $11.39, representing the distribution paid to the holders of the Series I Preferred CD Shares on November 2, 1998.

                                Offer Price      % of Adjusted Book Value
         MuniMae Offer:           $455.02                   80%

         Since each investor's situation is unique, we are not making a specific recommendation as to whether you should accept or reject MuniMae's offer. You should evaluate this offer in light of your particular situation and investment goals. In addition, you should read carefully the information contained in the attached Offer to Purchase.

         This offer will expire on December 18, 1998, and MuniMae will accept for purchase the Series I Preferred CD Shares validly tendered and not properly withdrawn at or prior to 12:00 noon on such date. If you wish to tender your Series I Preferred CD Shares, please complete, sign and send the enclosed Letter of Transmittal, along with your certificate(s), to MuniMae's transfer agent, Registrar and Transfer Company, at the address indicated below. No transfer or broker fees will be payable in connection with the tender of your Series I Preferred CD Shares to MuniMae.

                                                 Sincerely,



                                                 Mark K. Joseph
                                                 Chairman and CEO


                   The date of MuniMae's Offer is November 19, 1998.

                  The MuniMae Offer will expire on December 18, 1998.

                   The address of MuniMae's transfer agent is:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (800) 368-5948

     If you have any questions or would like to review your options, please contact MuniMae Investor Relations toll free at 888-788-3863.

                      Municipal Mortgage and Equity, L.L.C.
                              218 N. Charles Street
                                    Suite 500
                               Baltimore, MD 21201

                        Special Notice

               Regarding Offers to Purchase Your
                 Series II Preferred CD Shares
                                                             November 19, 1998


Dear Series II Preferred CD Shareholder:

         In response to an unsolicited offer by an unaffiliated third party to purchase Series I Preferred Shares, Municipal Mortgage and Equity, L.L.C. ("MuniMae"), as a means of providing liquidity to interested shareholders, is providing you with the attached Offer to Purchase. The Offer to Purchase describes our offer (the "MuniMae Offer") to purchase up to 707 (representing 20% of the outstanding) Series II Preferred CD Shares for 80% of Adjusted Book Value. Adjusted Book Value represents the difference between (a) book value per share of the Series II Preferred CD Shares calculated as of September 30, 1998 and (b) $13.34, representing the distribution paid to the holders of the Series II Preferred CD Shares on November 2, 1998.

                             Offer Price      % of Adjusted Book Value
         MuniMae Offer:        $544.02                   80%

         Since each investor's situation is unique, we are not making a specific recommendation as to whether you should accept or reject MuniMae's offer. You should evaluate this offer in light of your particular situation and investment goals. In addition, you should read carefully the information contained in the attached Offer to Purchase.

         This offer will expire on December 18, 1998, and MuniMae will accept for purchase the Series II Preferred CD Shares tendered and not properly withdrawn at or prior to 12:00 noon on such date. If you wish to tender your Series II Preferred CD Shares, please complete, sign and send the enclosed Letter of Transmittal, along with your certificate(s), to MuniMae's transfer agent, Registrar and Transfer Company, at the address indicated below. No transfer or broker fees will be payable in connection with the tender of your Series II Preferred CD Shares to MuniMae.

                                                      Sincerely,



                                                      Mark K. Joseph
                                                      Chairman and CEO


                   The date of MuniMae's Offer is November 19, 1998.

                  The MuniMae Offer will expire on December 18, 1998.

                   The address of MuniMae's transfer agent is:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (800) 368-5948

     If you have any questions or would like to review your options, please contact MuniMae Investor Relations toll free at 888-788-3863.

                      Municipal Mortgage and Equity, L.L.C.
                              218 N. Charles Street
                                    Suite 500
                               Baltimore, MD 21201

                                                                 Exhibit (a)(4)


M  u  n  i  M  a  e                          218 North Charles St., Suite 500
Municipal Mortgage & Equity, LLC             Baltimore, Maryland 21201-4019
                                             tel 410-962-8044  fax 410-727-5387
                                             info@munimae.com

PRESS RELEASE                                Contact:      Derek K. Cole



                                             Director, Investor Relations
FOR IMMEDIATE RELEASE                                  (888) 788-3863
---------------------


                  MuniMae Announces Preferred Share Repurchase

BALTIMORE, MD, November 19, 1998 -- Municipal Mortgage and Equity, L.L.C. (NYSE:
MMA), also known as MuniMae, announced today a tender offer to purchase up to 20% of each of its four outstanding classes of preferred shares.

MuniMae is making this offer in response to an unsolicited offer, by an unaffiliated third party, to purchase MuniMae Series I Preferred Shares for $450, or 59% of the shares' September 30, 1998 book value. MuniMae is recommending against accepting that offer.

In order to provide liquidity options to its preferred shareholders, MuniMae is offering to purchase for cash up to the share amounts and at the prices per share described below:

                                                     Shares    Offer Price
                                                     ------    -----------
         Series I Preferred Shares                     3,118       $597.46
         Series II Preferred Shares                    1,470       $746.83
         Series I Preferred CD Shares                  1,665       $455.02
         Series II Preferred CD Shares                   707       $544.02

MuniMae Chairman and CEO, Mark K. Joseph, commented, "We are not recommending that our preferred shareholder sell their shares at this time. We believe that MuniMae remains an excellent long term investment. However, we do recognize that some shareholders may need liquidity since these shares are not traded on any exchange. We are making this offer to increase the options available to the shareholders. In addition, the offer makes prudent use of our investment resources for our growth shareholders."

The offer to purchase was made and filed with the Securities and Exchange Commission on Thursday, November 19, 1998. The offer will expire at 12:00 noon, Eastern Standard Time, on Thursday, December 18, 1998, unless extended by MuniMae.

MuniMae originates, invests in and services tax-exempt multifamily housing bonds. The 57 multifamily housing communities which secure MuniMae's portfolio are located in 29 markets in 16 states and contain 14,838 units with an average occupancy of 95%. The properties represent approximately $600 million in real estate value. Most of MuniMae's assets provide for MuniMae to participate in the appreciation of the underlying apartments on a tax-exempt basis.

MuniMae is organized as a limited liability company which provides for tax advantages as well as the benefit of corporate governance. MuniMae, like real estate investment trusts ("REITs"), is exempt from tax at the corporate level. In addition, MuniMae passes through to its shareholders primarily tax-exempt dividends which are generated by its municipal bond investments. Dividends to shareholders are declared and paid quarterly.

            MUNIMAE:  TAX-EXEMPT DIVIDENDS AND GROWTH THROUGH REAL ESTATE


This press release contains statements which are forward looking in nature and reflect management's current views with respect to future events and financial performance. These statements are subject to many uncertainties and risks and should not be considered guarantees of future performance. Actual results may vary materially from projected results based on a number of factors, including the actual performance of the properties pledged as collateral for the portfolio, general conditions in the local real estate markets in which the properties are located and prevailing interest rates.